Meeting of Stockholders - Voting Results

On May 3, 2010, the Fund held its Annual Meeting of Stockholders to consider the election of Directors of the Fund. The following votes were recorded:

Election of Dr. Dean L. Jacobson as Director of the Fund (both common and preferred stockholders vote)	# of Votes Cast	% of Votes Cast

Affirmative	21,073,605	94.88%
Withheld	1,136,187	5.12%
TOTAL	22,209,792	100.00%

Election of John S. Horejsi as Director of the Fund (only preferred stockholders vote)	# of Votes Cast	% of Votes Cast
Affirmative	869	100.00%
Withheld	-	- %
TOTAL	869	100.00%

Joel W. Looney, Richard I. Barr and Susan L. Ciciora continue to serve in their capacities as Directors of the Fund.

A stockholder proposal included in the Fund’s proxy materials regarding a proposed amendment to the Fund’s bylaws was not properly presented at the meeting by the stockholder who proposed the amendment. Accordingly, the proposal was not voted on and thus failed to pass.